UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

Alpine Immune Sciences, Inc.

(Name of Subject Company)

Alpine Immune Sciences, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

02083G100

(CUSIP Number of Class of Securities)

Mitchell H. Gold, M.D.

Executive Chairman and Chief Executive Officer

Alpine Immune Sciences, Inc.

188 East Blaine Street, Suite 200

Seattle, Washington 98102

(206) 788-4545

(Name, address and telephone number of person authorized to receive notice and communications on behalf of the persons filing statement)

With copies to:

Effie Toshav, Esq.

Douglas N. Cogen, Esq.

Robert A Freedman, Esq.

Amanda L. Rose, Esq.

Victoria A. Lupu, Esq.

Chelsea Anderson, Esq.

Fenwick & West LLP

555 California Street, 12th Floor

San Francisco, CA 94104

(415) 875-2300

Paul Rickey Chief Financial Officer Alpine Immune Sciences, Inc. 188 East Blaine Street, Suite 200 Seattle, Washington 98102 (206) 788-4545

☐	Check the box below if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by Alpine Immune Sciences, Inc., a Delaware corporation (“Alpine”), with the Securities and Exchange Commission (the “SEC”) on April 22, 2024 (the “Schedule 14D-9”), relating to the cash tender offer (the “Offer”) by Adams Merger Sub, Inc. (“Purchaser”), a Delaware corporation and wholly owned subsidiary of Vertex Pharmaceuticals Incorporated, a Massachusetts corporation (“Vertex”), to purchase all of the issued and outstanding shares of Alpine’s common stock, par value $0.001 per share (“Shares”), at a purchase price of $65.00 per Share, net to the seller in cash, without interest thereon, and subject to any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of April 22, 2024 (as may be amended or supplemented from time to time, the “Offer to Purchase”) and the related Letter of Transmittal (as may be amended or supplemented from time to time, the “Letter of Transmittal”), and pursuant to the Agreement and Plan of Merger, dated as of April 10, 2024, by and among Alpine, Vertex and Purchaser (as may be amended from time to time, the “Merger Agreement,” and the transactions contemplated therein, the “Transactions”).

Except as otherwise set forth in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 3. Past Contacts, Transactions, Negotiations and Agreements

The subsection of Item 3 of the Schedule 14D-9 entitled “Arrangements with Current Executive Officers and Directors of Alpine — Consideration for Shares Tendered Pursuant to the Offer” is hereby amended as follows:

On page 9, the first full paragraph is amended and restated as follows (new language underlined):

The following table sets forth the consideration that each Alpine executive officer and director and his or her affiliates would be entitled to receive in respect of outstanding Shares beneficially owned by him, her or it as of April 18, 2024 (which, for clarity, excludes Shares underlying Alpine Equity Compensation Awards, the Alpine Pre-Funded Warrants and the Other Company Warrants), assuming such individual and his or her affiliates were to tender all of his or her outstanding Shares pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser. These numbers do not reflect any future Share issuances or dispositions that may occur between April 18, 2024 and the Effective Time. Alpine expects that the executive officers listed below will exercise certain of their vested Alpine Stock Options prior to the Effective Time. For further information with respect to the treatment of Shares held by executive officers, see the information set forth in the section entitled “—Arrangements with Current Executive Officers and Directors of Alpine—Consideration for Shares Tendered Pursuant to the Offer.”

Item 4. The Solicitation or Recommendation

The subsection of Item 4 of the Schedule 14D-9 entitled “Opinion of Alpine’s Financial Advisor — Summary of Centerview Financial Analysis” is hereby amended as follows:

On page 33, the second full paragraph is amended and restated as follows (new language underlined; deleted language struck through):

In performing this analysis, Centerview calculated a range of equity values for the Shares by (a) discounting to present value as of June 30, 2024 using discount rates ranging from 12.0% to 14.0% (based on Centerview’s analysis of Alpine’s weighted average cost of capital using the Capital Asset Pricing Model and based on considerations that Centerview deemed relevant in its professional judgment and experience and taking into account certain metrics including yields for U.S. treasury notes, levered and unlevered betas for comparable group companies, market risk and size premia) and using a mid-year convention: (i) the forecasted risk-adjusted, after-tax unlevered free cash flows of Alpine over the period beginning on July 1, 2024 and ending on December 31, 2046, utilized by Centerview based on the Projections, (ii) an implied terminal value of Alpine, calculated by Centerview by assuming that Alpine’s unlevered free cash flows set forth in the Projections would decline in perpetuity after December 31, 2046 at a rate of free cash flow decline of 45% year over year, as directed by Alpine’s management, and (iii) tax savings from usage of Alpine’s federal net operating losses and research and development tax credits of $120 million as of December 31, 2023 and future losses offsetting up to 80% of taxable income, as provided by Alpine’s management, and (b) adding to the foregoing results (A) Alpine’s estimated cash of $329 million and no debt as of June 30, 2024, as provided by Alpine’s management, and (B) the impact of an assumed $300 million equity raise in 2024 and the net present value of the estimated cost of an assumed $400 million equity raise in 2026, as set forth in the Projections. Centerview divided the result of the foregoing calculations by the number of fully diluted outstanding Shares (calculated ~~using~~ based on approximately 65.6 million basic shares outstanding and the dilutive impact under the treasury stock method ~~and taking into account outstanding~~ of approximately 8.6 million options outstanding with a weighted-average exercise price of $11.20 per share, 2.9 million prefunded warrants outstanding with an exercise price of $0.001 per share, 40,000 warrants outstanding with an exercise price of $5.68 per share, and 0.5 million restricted stock units outstanding ~~and warrants~~) as of April 8, 2024, as set forth in the Internal Data, and taking into account the impact of the assumed equity raise in 2024, resulting in a range of implied equity values per Share of $51.75 to $63.80, rounded to the nearest $0.05. Centerview then compared the results of the above analysis to the Offer Price and the Merger Consideration to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement.

The subsection of Item 4 of the Schedule 14D-9 entitled “Opinion of Alpine’s Financial Advisor — Other Factors” is hereby amended as follows:

On page 33, the second bullet under the first paragraph is amended and restated as follows (new language underlined):

•

Analyst Price Target Analysis. Centerview reviewed stock price targets for the Shares in nine publicly available Wall Street research analyst reports as of April 9, 2024, which indicated low and high stock price targets for Alpine ranging from $41.00 to $55.00 per Share and a median price target of $47 per share.

The subsection of Item 4 of the Schedule 14D-9 entitled “Opinion of Alpine’s Financial Advisor — Other Factors” is hereby amended as follows:

On page 33, the third bullet under the first paragraph is amended and restated as follows (new language underlined):

•

Precedent Premiums Paid Analysis. Centerview performed an analysis of premiums paid in selected transactions involving clinical stage biopharmaceutical companies since 2019 for which premium data was available. The premiums in this analysis were calculated by comparing the per share acquisition price in each transaction to (A) the closing price of the target company’s common stock for the date one day prior to the date on which the trading price of the target’s common stock was perceived to be affected by a potential transaction, reflecting a median premium of 69% and a range of premia of 35% to 134%, and (B) the highest closing price of the target company’s common stock during the 52-week period ended the date one day prior to the date on which the trading price of the target’s common stock was perceived to be affected by a potential transaction, reflecting a median premium of 33% and a range of premia of negative 20% to 134%. Based on the analysis above and other considerations that Centerview deemed relevant in its professional judgment, Centerview applied a premium reference range of (a) 40% to 70% to Alpine’s closing stock price on April 9, 2024 (the trading day prior to the day on which the Transactions were announced) of $38.94, in the case of the analysis described in clause (A) above, and (b) 25% to 45% to the highest closing price of Alpine’s common stock during the 52-week period ended April 9, 2024 (the trading day prior to the day on which the Transactions were announced) of $41.60, in the case of the analysis described in clause (B) above, which resulted in an implied equity value range per Share of (i) approximately $54.50 to $66.20 per Share, rounded to the nearest $0.05, in the case of the analysis described in clause (A) above, and (ii) approximately $52.00 to $60.30 per Share, rounded to the nearest $0.05, in the case of the analysis described in clause (B) above.

The subsection of Item 4 of the Schedule 14D-9 entitled “Certain Unaudited Prospective Financial Information of Alpine” is hereby amended as follows:

On page 35, the second full paragraph is amended and restated as follows (new language underlined):

The Projections were not prepared with a view to public disclosure or toward compliance with generally accepted accounting principles as applied in the United States (“GAAP”), the published guidelines of the SEC regarding projections and forward-looking statements or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. In certain circumstances, including those applicable to the Projections, financial measures included in forecasts provided to a financial advisor and a board of directors in connection with a business combination transaction like the Merger are excluded from the definition of “non-GAAP financial measures” under applicable SEC rules and regulations. As a result, the financial measures included in the Projections are not subject to SEC rules regarding disclosures of non-GAAP financial measures, which would otherwise require a reconciliation of a non-GAAP financial measure to a GAAP financial measure. Reconciliations of non-GAAP financial measures were not provided to or relied upon by the Board or Centerview. Furthermore, Alpine’s independent auditor has not examined, reviewed, compiled or otherwise performed any procedures with respect to the Projections, and accordingly assumes no responsibility for, and expresses no opinion or other form of assurance on, the Projections. By including the Projections in this Schedule 14D-9, neither Alpine nor any of its affiliates, officers, directors, advisors or other representatives, including Centerview, has made or makes any representation to any person regarding the information included in the Projections or the ultimate performance of Alpine or any of its affiliates compared to the information contained in the Projections. Alpine has not made and makes no representation to Vertex, Purchaser, in the Merger Agreement or otherwise, or to any holders of Shares, in this Schedule 14D-9 or otherwise, concerning the Projections or regarding Alpine’s actual performance compared to the Projections or that the Projections will be achieved.

Item 6. Interest in Securities of the Subject Company

On page 38, the only paragraph under Item 6 of the Schedule 14D-9 is amended and restated as follows (new language underlined):

No transactions with respect to the Shares have been effected by Alpine or, to the knowledge of Alpine after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Schedule 14D-9. Alpine expects that the executive officers described herein will exercise certain of their vested Alpine Stock Options prior to the Effective Time. For further information with respect to the treatment of Shares held by executive officers, see the information set forth in the section entitled “—Arrangements with Current Executive Officers and Directors of Alpine—Consideration for Shares Tendered Pursuant to the Offer.”

Item 8. Additional Information

The subsection of Item 8 of the Schedule 14D-9 entitled “Regulatory Approvals—Antitrust Compliance” is hereby amended as follows:

On page 47, the second full paragraph is amended and restated as follows (new language underlined; deleted language struck through):

Vertex and Alpine ~~expect to~~ filed their respective Premerger Notification and Report Forms with the FTC and Antitrust Division on ~~or before~~ April 24, 2024.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule 14D-9 is true, complete and correct.

Alpine Immune Sciences, Inc.

Date: May 7, 2024	By:	/s/ Paul Rickey
		Name:	Paul Rickey
		Title:	Senior Vice President and Chief Financial Officer